SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31021; File No. 812-13597

Vanguard Admiral Funds, et al.; Notice of Application

April 17, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to (a) section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act;
(b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c)
sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and
17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit
certain joint arrangements.

Summary of the Application: Applicants request an order that would permit certain registered
open-end management investment companies to participate in a joint lending and borrowing
facility.

Applicants: Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California
Tax-Free Funds, Vanguard Charlotte Funds, Vanguard Chester Funds, Vanguard CMT Funds,
Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds,
Vanguard Fixed Income Securities Funds, Vanguard Florida Tax-Free Funds, Vanguard Horizon
Funds, Vanguard Index Funds, Vanguard Institutional Index Funds, Vanguard International
Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds,
Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth
Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New
York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds,

Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds,

Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees' Equity Fund,

Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income

Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds,

Vanguard World Fund (each, a "Trust," and collectively, the "Trusts"), and The Vanguard

Group, Inc. ("Vanguard").

Filing Dates: The application was filed on November 3, 2008, and amended on August 4, 2009,

June 9, 2011, October 11, 2012, May 29, 2013, and January 28, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 12, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090; Applicants: P.O. Box 2600, V26, Valley Forge, PA 19482.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826 or David

P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is organized as a Delaware statutory trust and is registered under the

Act as an open-end management investment company. Each Trust consists of one or more series

("Funds"). Certain of the Funds hold themselves out as money market funds in reliance on rule

2a-7 under the Act (the "Money Market Funds"). Vanguard, a Pennsylvania corporation, is

registered as an investment adviser under the Investment Advisers Act of 1940, as amended

("Advisers Act"), and as a transfer agent under the Securities Exchange Act of 1934, as amended.

Vanguard is wholly and jointly owned by 35 investment companies (including each Trust except

for Vanguard CMT Funds and Vanguard Institutional Index Funds). Vanguard provides each of

the Funds with corporate management, administrative, transfer agency, and, in some cases,

investment advisory services.[1]

2.   At any particular time, while some Funds are entering into repurchase agreements or

investing cash balances in Money Market Funds or other short-term instruments, other Funds

may need to borrow money for temporary purposes to satisfy redemption requests, to cover

unanticipated cash shortfalls such as a trade "fail" in which cash payment for a security sold by a

Fund has been delayed, or for other temporary purposes. Presently, the Funds have access to

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[1] Applicants request that the relief also apply to any existing or future series of the Trusts and any future registered
open-end management investment company or series thereof that: (i) obtains corporate management, administrative
and transfer agency services and/or investment advisory services from Vanguard; and (ii) is part of the same "group
of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trusts (each, a "Fund"). All

uncommitted bank loans from their custodian banks, for temporary purposes. These loans are available at the custodian bank's discretion in the amounts that the bank chooses to make available at the time of the loan.

3.   If a Fund borrows from its custodian bank, it normally pays interest on the loan at a rate that is higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements, Money Market Funds, and other short-term instruments of the same maturity as the bank loan. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

4.   The Trusts seek to enter into master interfund lending agreements ("Interfund Lending Agreements") with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow directly from other Funds through a credit facility for temporary purposes (an "Interfund Loan"). Money Market Funds typically will not participate as borrowers in the proposed credit facility. Applicants state that the proposed credit facility would both reduce the Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would reduce the Funds' need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

5.   Applicants anticipate that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder

entities that currently intend to rely on the requested order have been named as applicants. Any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the application.

redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6. Applicants also anticipate that a Fund could use the proposed credit facility when a sale of securities "fails" due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

7. While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or money market funds. Thus, applicants assert that the proposed credit facility would benefit both borrowing and lending Funds.

8. The interest rate to be charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by Vanguard. The Bank Loan Rate for any day would be calculated by Vanguard's Fund Financial Services Department (as defined below) each day an Interfund Loan is made according to a formula established by each Fund's board of trustees (the "Trustees") intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (*e.g.*, federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund's Trustees. In addition, each Fund's Trustees would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds.

9. The proposed credit facility would be administered by the officers and employees of Vanguard's Fund Financial Services Department (the "Fund Financial Services Department"), which Applicants state is responsible for, among other things, projecting Fund available cash balances on any given day, reporting such information to Fund portfolio managers, ensuring accurate calculation of Fund net asset values, and preparing Fund financial statements and other reports. No portfolio manager of any Fund will serve in the Fund Financial Services Department.

10. The Fund Financial Services Department on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.[2] Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Fund Financial Services Department would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Fund Financial Services Department has allocated cash for Interfund Loans, the Fund Financial Services Department will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

11. Applicants state that the Fund Financial Services Department would allocate borrowing demand and cash available for lending among the Funds on what the Fund Financial Services Department believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The method of allocation and related administrative procedures would be approved by each Fund's Trustees, including a majority of Trustees who are not "interested persons" of the Fund, as that term is defined in section 2(a)(19) of the Act ("Independent Trustees"), to ensure that both borrowing and lending Funds participate on an equitable basis.

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[2] Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender.

12. The Fund Financial Services Department would: (a) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (c) ensure equitable treatment of each Fund; and (d) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged.

13. Vanguard, through the Fund Financial Services Department, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. No investment adviser to a Fund will collect any pricing, record keeping, bookkeeping or accounting fees associated with the transfer of cash and/or securities in connection with the transactions effected through the proposed credit facility.

14. No Fund may participate in the proposed credit facility unless: (a) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (b) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (c) the Fund's participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

15. In connection with the credit facility, applicants request an order under section 6(c) of the Act exempting them from the provisions of sections 18(f) and 21(b) of the Act; under section 12(d)(1)(J) of the Act exempting them from section 12(d)(1) of the Act; under sections 6(c) and 17(b) of the Act exempting them from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.

Applicants' Legal Analysis:

1. Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over the management or policies of a company," but excludes circumstances in which "such power is solely the result of an official position with such company." Applicants state that the Funds may be under common control by virtue of having common Trustees and officers.

2. Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of the investment company as recited in its registration statement and with the general purposes of the Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3. Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to prevent a party with strong potential adverse interests to, and some influence over the investment

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decisions of, a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the proposed credit facility transactions do not raise these concerns because: (a) Vanguard, through the Fund Financial Services Department, would administer the program as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund; (b) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a money market fund; (c) the Interfund Loans would not involve a significantly greater risk than such other investments; (d) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (e) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid some up-front commitment fees associated with committed lines of credit. Moreover, applicants assert that the other terms and conditions that applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

      4.   Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring

any security issued by any other investment company except in accordance with the limitations set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1). Applicants also state that any pledge of assets in connection with an Interfund Loan could be construed as a purchase of the borrowing Fund's securities or other property for purposes of section 17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors. Applicants contend that the standards under sections 6(c), 17(b), and 12(d)(1)(J) are satisfied for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b) and for the reasons discussed below. Applicants also state that the requested relief from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6.   Applicants state that section 12(d)(1) was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. Applicants submit that the proposed credit facility does not involve these abuses. Applicants note that there will be no duplicative costs or fees to the Funds or their shareholders, and that Vanguard will receive no additional compensation for its services in administering the credit facility. Applicants also note that the

purpose of the proposed credit facility is to provide economic benefits for all the participating

Funds and their shareholders.

7.   Section 18(f)(1) of the Act prohibits open-end investment companies from issuing

any senior security except that a company is permitted to borrow from any bank, provided, that

immediately after the borrowing, there is asset coverage of at least 300 per centum for all

borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally

includes any bond, debenture, note or similar obligation or instrument constituting a security and

evidencing indebtedness. Applicants request exemptive relief under section 6(c) from section

18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the

lending Funds are not banks).

8.   Applicants believe that granting relief under section 6(c) is appropriate because

the Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of a

Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the conditions and safeguards described in the application, applicants also submit that

to allow the Funds to borrow from other Funds pursuant to the proposed credit facility is

consistent with the purposes and policies of section 18(f)(1).

9.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an

affiliated person of a registered investment company, or any affiliated person of such a person,

when acting as principal, from effecting any joint transaction in which the investment company

participates, unless, upon application, the transaction has been approved by the Commission.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the

Commission will consider whether the participation of the registered investment company in a

joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

10.   Applicants assert that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to insiders. Applicants assert that the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Applicants assert that each Fund's participation in the proposed credit facility would be on terms that are no different from or less advantageous than that of other participating Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.   On each business day, the Fund Financial Services Department will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

3.   If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (a) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (b) will be secured at least on an equal priority basis with at least an equivalent percentage of

collateral to loan value as any outstanding bank loan that requires collateral; (c) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (d) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.   A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans

exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all of its outstanding Interfund Loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.   No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.   A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.   A Fund's borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net

cash redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10.   Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.   A Fund's participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

12.   The Fund Financial Services Department will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Fund Financial Services Department will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Fund Financial Services Department will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.   The Fund Financial Services Department will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Fund concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

14.   The Trustees of each Fund, including a majority of the Independent Trustees, will:

(a)   review, no less frequently than quarterly, the Fund's participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)   establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)   review, no less frequently than annually, the continuing appropriateness of the Fund's participation in the proposed credit facility.

15.   In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[3] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16.   Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money

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[3] If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund's Trustees in connection with the review required by conditions 13 and 14.

17. The Fund Financial Services Department will prepare and submit to the Trustees for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, the Fund Financial Services Department will report on the operations of the proposed credit facility at the Trustees' meetings on a quarterly basis.

Each Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Trustees each year that the Fund participates in the proposed credit facility, that evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund, and Vanguard have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a) that the Interfund Loan Rate will be higher than the Repo Rate, and, if applicable, the yield of the money market funds, but lower than the Bank Loan Rate;

(b) compliance with the collateral requirements as set forth in the application;

(c) compliance with the percentage limitations on interfund borrowing and lending;

(d)   allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and

(e)   that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund's independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary